SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January 2005

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

February 6, 2006	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

Statement from the Board of Directors of Smedvig asa

On December 12, 2005 Noble Corporation agreed to acquire from Peter T. Smedvig and his family 21,095,600 A-shares and 2,501,374 B-shares representing 39.24% of the voting A-shares and 28.87% of the issued shares of Smedvig ASA (“Smedvig”, the “Company”) at a price of NOK 200 per A share and NOK 150 per B share. On January 9, 2006 SeaDrill Limited (“SeaDrill”) a Bermudian limited company, announced a voluntary cash offer to the shareholders of Smedvig to acquire all outstanding shares. The offer was subject to various conditions, including an acceptance level of more than 50% of Class A shares and a right for SeaDrill to withdraw the offer at any time. On January 9, Smedvig accepted the Offer for its 1,025,000 treasury Class A-shares. On January 10, 2006 SeaDrill announced a revised cash offer to all non-US shareholders of Smedvig to acquire all outstanding shares (the “Offer”). The Offer is subject to various conditions including a total acceptance level of more than 50% of the Class A shares and a right for SeaDrill to waive this (and other) condition and to withdraw the Offer at any time if it seems clear that the acceptance level of the Offer is not met. If the Offer is successful, SeaDrill will proceed with a mandatory offer in accordance with the Norwegian Securities Act.

Pursuant to the Securities Trading Act Section 4-18 cfr Section 4-16, the Board of Directors of Smedvig is required to make a statement regarding the Offer.

The Chairman of the Board Peter T. Smedvig has declared an interest, and has not participated in the discussion of the sale of the treasury shares or the evaluation of the Offer.

The Board has been assisted by the financial advisor Enskilda Securities ASA in its assessment of the Offer. Enskilda Securities ASA advised that the Offer price and the price differential between Class A and Class B shares are fair.

The offer price for each Class A-share is NOK 205, and for each Class B-share NOK 165.

It is the opinion of the Board that the Offer is fair from a financial point of view. In its assessment of the Offer, the Board has considered, among other things, the Company’s underlying asset values and forecasted future cash flows. The Board has also taken into account that the liquidity in the Smedvig shares is expected to be lower after completion of the Offer. The Board notes that the price for the Class B-shares represents a premium of approximately 28% compared to the closing price for the shares on December 12, 2005, and the offer price for the A-shares represent a premium of approximately 28% compared to the closing price on the same day. The price differential is comparable to the historic trading price differential for the A and B shares for the past 12 months.

Shareholders should be aware that if the Offer is successful and SeaDrill proceeds with a mandatory offer pursuant to the Securities Trading Act as advised in the offer letter, the price shall be as high as the highest price SeaDrill has paid during the last 6 months prior to the date the mandatory offer obligation arises. If it is clear that the market price at the time the mandatory offer obligation arises is higher, the offer price shall be at least as high as the market price. This last alternative will normally require a significant difference. The mandatory offer must be submitted without undue delay and no later than 4 weeks after the offer obligation was activated with an offer period of not less than 4 weeks and not more than 6 weeks. The mandatory offer must be secured by a guarantee issued by a financial institution. The shareholders should also be aware that if SeaDrill acquires shares representing more than 90% of the capital and the votes of Smedvig, there may be a subsequent compulsory acquisition of the remaining shares pursuant to the Public Limited Companies Act Section 4-25. The courts who will determine the price in such compulsory acquisition will not necessarily base their determination on the same price and assessment as described above.

On January 9, 2006, Smedvig informed Noble Corporation that the Board of Smedvig would have a meeting on January 11, 2006 with the objective to evaluate the SeaDrill offer in order to issue a statement to the Smedvig shareholders. On January 10, 2006, Noble Corporation in a conversation with the Chairman of the Board reiterated their intentions as stated in the Noble press release dated December 29, 2005. Noble Corporation has not provided the Board with any new information regarding timing and terms and conditions of any offer at the time of this statement.

As described above, the offered price is approximately 28% above the prevailing market prices on December 12, 2005. Most of this price differential is probably attributable to the expectation and subsequent submittal of a tender offer for all the shares of Smedvig. If SeaDrill’s offer is not successful and no tender offer is forthcoming, the share price could drop to a level which does not include such expectations.

The Board has requested SeaDrill to take action to ensure that Smedvig shareholders in all jurisdictions are able to participate in the Offer or in the subsequent mandatory offer in compliance with applicable law.

SeaDrill advises in the offer letter that the Offer is fully financed through a combination of available cash in SeaDrill and committed bank loans, but that no guarantees are furnished for fulfilment of the Offer. The Board has not made any assessment of SeaDrill’s financial resources, but assumes that SeaDrill is able to make settlement for all shares.

The Board has taken note of the statement from SeaDrill that the combination of SeaDrill and Smedvig will create a major Norwegian based drilling company listed on the Oslo Stock Exchange, that Smedvig’s highly competent organisation will enhance SeaDrill’s operation and that the combined company will be a leading supplier of high quality and cost-efficient drilling and service units to the offshore oil and gas industry, as well as a provider of production drilling, wireline operations and engineering services. The Company’s employees have been informed of the Offer. The employees have not made any objections to the Offer under the assumption that SeaDrill continues the current Smedvig activities.

The Offer Documents have been approved by Oslo Stock Exchange. The Board has not made any investigation with respect to the Offers’ compliance with laws in other jurisdictions

On the basis of the above, the Board of Directors of Smedvig unanimously recommends the shareholders to accept the Offer. Peter T. Smedvig had declared an interest and did not participate in the decision.

The Board member Raymond De Smedt and the Chief Executive Officer Kjell E. Jacobsen hold shares in the Company, directly or through companies controlled by them. It is their intention to accept the Offer with respect to these shares. The Chairman of the Board, Peter T. Smedvig has advised that the same applies to the remaining shares held directly or indirectly by him or his family. The Board member J. Larry Nichols holds shares in the Company, but as a US resident is not included in the Offer.

Stavanger, January 11, 2006

The Board of Smedvig asa

To Shareholders in Smedvig asa

Notice for Extraordinary General Meeting

Extraordinary General Meeting in Smedvig asa is hereby summoned for February 16, 2006, 3:00 p.m. at Clarion Hotel, Ny Olavskleiv 8, Stavanger, Norway.

Items on the agenda:

1.	Approval of the notice to and the agenda of the Extraordinary General Meeting

2.	Election of person to countersign the Minutes together with the Chairman

3.	Election of members to the Board of Directors and the Chairman to the Board of Directors

The Chairman of the Board will open and chair the General Meeting pursuant to the Articles of Association of the Company. All shareholders intending to participate in the General Meeting either personally or by proxy must notify the Company at the latest on February 14, 2006 using the attached entry form. This is a condition for being able to participate and vote in the General Meeting.

The Company’s address: Finnestadveien 28, P.O. Box 110, 4001 Stavanger, Norway. Telefax: +47 51 50 96 88.

Stavanger, January 27, 2006

The Board of Directors of Smedvig asa

Entry form for Extraordinary General Meeting in Smedvig asa on February 16, 2006

	No. of Class A shares	No. of Class B shares
The undersigned owner of	_________	_________
will be present at the Company’s General Meeting.

I am also authorized to vote for the following other shareholders:

	No. of Class A shares	No. of Class B shares

Name:	_________	_________

Name:	_________	_________

Name:	_________	_________

	No. of Class A shares	No. of Class B shares
POWER OF ATTORNEY

The undersigned owner of	_________	_________
in Smedvig asa hereby gives:

*

(Name)                                                                             (Postal address)

Power of attorney to vote on my behalf at the Extraordinary General Meeting February 16, 2006.

*	Power of attorney may also be given to the Chairman of the Board, Mr. Peter T. Smedvig

Date	Signature	Signature to be repeated in block letters

NEWS RELEASE

Smedvig secures new contract for Teknik Berkat

STAVANGER, Norway, January 17, 2006 — Smedvig has been awarded a new contract by Carigali Triton for the tender rig Teknik Berkat. The contract has a duration of 18 months, commencing in the third quarter 2007 in direct continuation of the current contract. The contract value is estimated to approximately US$36 million.

Analyst Contact:

Jim Dåtland, Investor Relations + 47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer + 47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Halt in operations for West Navigator

STAVANGER, Norway, January 17, 2006 – West Navigator has experienced a 10 days halt in operations due to repair work on the unit’s blow out preventer (BOP). The Company expects the unit to resume operations by January 31, 2006.

Analyst Contact:

Jim Dåtland, Investor Relations + 47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer + 47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig secures deepwater contract for the newbuild T-10

STAVANGER, Norway, January 17, 2006 — Smedvig has been awarded a letter of intent by Carigali Triton in Malaysia for the self-erecting tender rig T-10, currently under construction in Malaysia. The production drilling assignment has a duration of approximately three years, and the contract value is estimated to US$ 84 million. Commencement of operations is scheduled subsequent to delivery at the end of the second quarter 2007.

Analyst Contact:

Jim Dåtland, Investor Relations + 47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer + 47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig to build new tender rig in Southeast Asia

STAVANGER, Norway, January 17, 2006 — Smedvig has entered into an agreement with Malaysia Marine & Heavy Engineering Sdn Bnd in South Malaysia for the purpose of building a new self erecting tender rig, T-10. The new barge unit is scheduled for delivery at the end of the second quarter 2007, and capital expenditure is estimated to approximately US$ 89 million, including the derrick equipment set, where Smedvig’s ownership share is 49 percent.

The tender rig will be based on a similar but improved design and specification as Smedvig’s T-9, with enhanced drilling capabilities allowing for parallel activities and significantly increase drilling efficiency. The new unit will be particularly well suited for production drilling in shallow and deepwater areas in Southeast Asia.

Analyst Contact:

Jim Dåtland, Investor Relations + 47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer + 47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This press release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

The Board recommends shareholders to accept SeaDrill’s voluntary offer

STAVANGER, Norway (January 12, 2006) — The Smedvig asa Board of Directors unanimously recommends the shareholders to accept SeaDrill Limited’s voluntary offer to acquire all outstanding shares. It is the opinion of the Board that the offer is fair from a financial point of view, considering among others the company’s underlying asset values and forecasted future cash flows.

For further information, please see the attachment.

Contact:

Kjell E Jacobsen, Chief Executive Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig and one semi-tender under construction. The company holds contracts for production drilling, engineering and wireline services on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

ATTACHMENT

Dear shareholder of Smedvig ASA

OFFER TO ALL NON-US SHAREHOLDERS OF SMEDVIG ASA TO ACQUIRE ALL OUTSTANDING SHARES

SeaDrill Limited (“SeaDrill”) is pleased to extend an offer to all non-US shareholders to acquire all your class A and class B shares in Smedvig ASA (“Smedvig Shares”) (the “Offer”).

•	The offered price is NOK 205 per Smedvig class A share (“SME”) and NOK 165 per Smedvig class B share (“SMEB”).

•	The Offer is subject to only one condition which is that a total acceptance level of more than 50 % of the SME (class A share) is attained. The Offer will be withdrawn if this condition is not either met or waived prior to completion of the Offer. If the Offer is successful, SeaDrill will proceed with a mandatory offer in accordance with the Norwegian Securities Trading Act.

•	The offer period (“Offer Period”) will last until 18.00 CET on Wednesday 18 January 2006.

•	Shareholders in Smedvig ASA (“Smedvig”) submitting an acceptance form (the “Acceptance Form”) to Carnegie by 18.00 CET on Wednesday 18 January 2006, by fax +47 22 00 99 60, hand delivery or post will receive cash settlement on or about Monday 23 January 2006 provided they submit necessary settlement details as described in the Acceptance Form.

•	SeaDrill reserves the right, at its sole discretion, at any time to waive the condition referred to above, and/or to withdraw the Offer at any time if it seems clear that the acceptance level of the Offer will not be achieved, and/or to extend the Offer Period to CET 16.30 on 20 January 2006. Such withdrawals or extensions of the Offer will be announced through the Oslo Stock Exchange information system no later than one hour before the end of the Offer Period.

•	The Offer is fully financed through a combination of available cash in SeaDrill and committed bank loans. However, no guarantees are furnished for fulfillment of the Offer.

•	If a third party, prior to the closing of the Offer, makes a public offer for all of the Smedvig shares at a price higher than the price offered by SeaDrill as per the Offer and SeaDrill does not, prior to the commencement of trading on the Oslo Stock Exchange on the subsequent trading day, announce that they will increase the price of the Offer to the same or a higher level, then the shareholder will be released from his acceptance.

•	If SeaDrill subsequent to closing of the Offer, within a period of six months, sells its Smedvig shares to a third party at a price higher than the Offer, shareholders accepting the Offer shall be compensated in full.

SeaDrill is a Bermuda-based limited company incorporated on 10 May 2005 and having its registered office at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda, with an offshore drilling fleet consisting of three jack-ups rigs, two FPSOs and four jack-up rigs and three semi-submersibles on order. The Company has further options for one new build jack-up rig as well as three more new build semi- submersibles. SeaDrill holds major shareholding positions in Mosvold Drilling Ltd and PT Apexindo Pratama Duta Tbk.

The combination of SeaDrill and Smedvig will create a major Norwegian based drilling company listed on the Oslo Stock Exchange. Smedvig’s highly competent organization will enhance SeaDrill’s operations and improve SeaDrill’s offering to its customers. Smedvig’s mobile drilling fleet is considered one of the most modern in the world with a leading position in the market for deepwater and harsh environment drilling units. Smedvig is the world’s leading operator of self-erecting tender rigs and also offers well services on fixed installations in both the

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Norwegian sector and the UK sector of the North Sea. The implementation of the Offer is expected to have no direct legal, economic and work-related effects for the employees.

The Offer is an important step in SeaDrill’s strategy to be a consolidator in the rig industry. SeaDrill and Smedvig are complementary companies which together would create an attractive industrial platform. The combined company will be a leading supplier of high quality and cost-efficient drilling and service units to the offshore oil and gas industry, as well as a provider of production drilling, wireline operations and engineering services.

SeaDrill has already received pre-acceptances of the Offer from Smedvig shareholders controlling 19,260,383 class A-shares and 8,881,969 class B-shares. The acceptances are subject to certain time limitations. Including both the accepted shares and already owned shares, SeaDrill controls 21,505,983 class A-shares and 8,881,969 class B-shares, constituting in excess of 40% of the Smedvig votes and 37% of the Smedvig capital as of the date hereof.

SeaDrill has had no contact with the management or governing bodies of Smedvig before the Offer was made, and no special advantages have been accorded by agreements or otherwise to members of the management or governing bodies of Smedvig.

Shareholders are urged to seek advice from their own tax consultants in order to determine the particular tax consequences of their acceptance of the Offer and the relevance or effect of any domestic or foreign tax laws or treaties applicable to the same.

For Norwegian corporate shareholders, gains from sale or other disposition of shares are exempt from taxation under the exemption method, and losses suffered from such realisation are not tax deductible. Costs incurred in connection with the purchase and sale of shares are not deductible. For Norwegian individual shareholders gains from a sale or other disposition of shares are taxable as general income at a rate of 28% and losses are deductible against general income. From the income year 2006, the taxable gain or loss will be equal to the sales price minus the acquisition cost of the share (adjusted for RISK-amounts until the new provisions enter into force, i.e., RISK amount for the income year 2005).

The Offer is not open to any U.S. persons as defined in the US Securities Laws or shareholder residing in the United States. Further, the Offer is not open to any shareholder of Smedvig in any other jurisdiction where it is unlawful for any person to receive or accept the Offer. No action has been taken to permit the distribution of this Offer in any jurisdiction where action would be required for such purposes. Accordingly, any tenders received under this Offer from such shareholders will not be accepted. The Offer is not intended for distribution or dissemination in the United States or to U.S. shareholders residing outside the United States. No tender offer for any Smedvig Shares by SeaDrill has been made in the United States. If SeaDrill should at a future date commence a tender offer for Smedvig Shares in the United States, SeaDrill would file a tender offer statement and related materials with the United States Securities and Exchange Commission.

Carnegie ASA will act as the receiving agent and settlement agent for the completion of the Offer.

If you wish to accept the Offer, please complete the Acceptance Form attached to this letter and return it to Carnegie ASA by Wednesday 18 January at the below address. The Acceptance Form must be received by Carnegie ASA by 18.00 CET on Wednesday 18 January by hand delivery, fax or post. Consequently, it is not sufficient to send the acceptance form by post on Wednesday 18 January.

Carnegie ASA

Stranden 1, Aker Brygge

P.O. Box 684 Sentrum

N-0106 Oslo

Norway

Facsimile: + 47 22 00 99 60

Telephone: + 47 22 00 93 00

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Should you have any inquiries in relation to this offer please contact SeaDrill’s financial advisors Carnegie ASA or Pareto Securities ASA by telephone +47 22 00 93 00 (Carnegie ASA) or +47 22 87 87 00 (Pareto Securities ASA).

Best regards,

SeaDrill Limited

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton HM 08

BERMUDA

www.seadrill.bm

Bermuda, 10 January 2006

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ATTACHMENT

Acceptance form

To be used to accept the offer set forth to all non-US shareholders (“Eligible Shareholders”) by SeaDrill Limited (“SeaDrill”) to acquire outstanding shares in Smedvig ASA (“Smedvig Shares”) for the price of NOK 205 per Smedvig Class A Share (“SME”) and NOK 165 per Smedvig Class B Share (“SMEB”) (the “Offer Price”).

Shareholder:	Return to:
Carnegie ASA
P.O. Box 684 Sentrum
0106 Oslo, Norway
Tel: +47 22009300, Fax: +47 22009960

Share class:	VPS account number:	Bank account number for cash payment:	No. of shares:	Rights holders registered:
Class A (SME)
Class B (SMEB)

CLOSING DATE FOR ACCEPTANCE: Carnegie ASA (“Carnegie”) must receive this acceptance form by 18.00 CET on Wednesday 18 January 2006. Eligible Shareholders whose Smedvig Shares are held in several VPS accounts will receive an acceptance form for each account. All acceptance forms must be completed and returned by the closing date.

To SeaDrill and Carnegie:

1.	I/We have received SeaDrill’s offer to acquire all outstanding Smedvig shares and accept the offer (the “Offer”) as set forth in SeaDrill’s letter dated 10 January to buy my/our Smedvig Shares in accordance with the terms and conditions of the Offer.

2.	I/We accept the Offer for all my/our Smedvig Shares as detailed above.

3.	I/We accept the Price of NOK 205 per SME and NOK 165 per SMEB (the “Offer Price”) subject to the adjustment principles set out below.

4.	I/We understand that from today’s date I/we will not be able to sell or in any other way dispose over, use as security, charge, encumber or move to another VPS-account, the Smedvig Shares covered by this acceptance.

5.	If SeaDrill increases the Offer Price during the offer period, I/we shall be compensated in full.

6.	I/We understand that I/we will be released from my/our obligations under this acceptance if a third party, prior to the closing of the Offer, makes a public offer for all of the Smedvig shares at a price higher than the Offer Price and SeaDrill does not, prior to the commencement of trading on the Oslo Stock Exchange on the subsequent trading day, announce that they will increase the Offer Price to the same or a higher level.

7.	I/We understand that if SeaDrill subsequent to closing of the Offer, within a period of six months, sells its Smedvig shares to a third party at a price higher than the Offer Price, I/We shall be compensated in full.

8.	I/We understand that the Offer is subject only to SeaDrill receiving a total acceptance level of more than 50 % of the SME shares. The Offer will be withdrawn if this condition is not either met or waived by SeaDrill prior to completion of the Offer.

9.	I/We understand that SeaDrill reserves the right, in its sole discretion, at any time to waive the condition referred to above, and/or to withdraw the Offer at any time if it seems clear that required acceptance level will not be achieved, and/or to extend the Offer Period to CET 16.30 on 20 January 2006.

10.	I/We accept that cash settlement will be credited to my/our bank account used by VPS for dividend payments or, in the absence of such an account, that a payment advice slip/cheque will be sent to me/us. Settlement will take place on or about 23 January 2006, provided that the offer period is not extended. If the offer period is extended, settlement will take place 3 trading days after the last day of the Offer Period.

11.	The Smedvig Shares will be transferred free of any kind of encumbrances. I/We recognise that this acceptance can be treated as valid only if any trustees (marked “YES” under “Rights holders registered” on the right hand above) have consented in signing on this acceptance form to the sale and transfer of the shares to SeaDrill.

12.	SeaDrill will pay all my/our VPS transaction costs incurred directly in connection with my/our acceptance of the Offer.

13.	The Offer and all acceptances of the Offer is subject to Norwegian law. I/We agree that any dispute relating to the Offer will be subject to the exclusive jurisdiction of the Norwegian courts.

14.	I/We confirm that we are not a US person as defined in the US Securities Laws or a person resident In the United States, or a resident in any other jurisdiction where it would be unlawful to receive/accept the Offer.

Place	Date	Binding signature *	Telephone day-time

*	If signed in accordance with power of authority, the power of authority (and in event of a company also the company certificate or equivalent documentation) is to be attached.

*	If signed by a person having signatory powers, the company certificate or equivalent documentation is to be attached.

Trustee:

As a trustee, the undersigned consents to the transaction being accomplished.

Place	Date	Trustee’s binding signature *	Telephone day-time

*	If signed in accordance with power of authority, the power of authority (and in event of a company also the company certificate) is to be attached.

*	If signed by a person having signatory powers, the company certificate is to be attached.

*	If more than one chargeholder is registered, each of the chargeholders must sign.

WEB SITE NOTIFICATION

The Company has been informed that the offshore drilling company SeaDrill Limited listed on the Oslo Stock Exchange has received acceptances for acquisition of a total of 24,876,009 Class A-shares and 15,417,402 Class B-shares in Smedvig asa. As such SeaDrill, by including both the accepted shares and the already owned shares, controls a total of 27,546,609 Class A-shares and 15,417,402 Class B-shares, which constitute 51.24 percent of the Smedvig voting shares and 52.57 percent of the total Smedvig share capital.

January 23, 2006